SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2010

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SHAREHOLDERS MEETING
PARTICIPATION MANUAL

180th Extraordinary Shareholders Meeting
October 14, 2010

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TABLE OF CONTENTS

1.	Message from the Administration		3
2.	Guidance for Participation in the Extraordinary Shareholders Meeting		4
	2.1.	Attending Shareholder	4
	2.2.	Shareholder Represented by Proxy	4
3.	Call Notice		5
4.	Information on the matters to be examined and discussed at the Extraordinary Shareholders Meeting (ESM)		6
	4.1.	Replacement of Company s Fiscal Council Member:	6
	4.2.	Voting right	6
ANNEX
	I item 12.6 to 12.10 of CVM s Reference Form (annex 24 to the Instr. 480/2009)
	Fical Council Member

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1. Message from the Administration

Dear Shareholder:

It is with immense pleasure that I present to you this Manual for Participation in the Extraordinary Shareholders Meeting of Companhia Paranaense de Energia Copel, with general guidance for an effective participation and exercise of the vote.

This manual has been prepared based on Copel's Corporate Governance policy, which is founded on transparency and equity.

The manual aims to present, in a clear and concise way, the information related to the Company s Extraordinary Shareholders Meeting, seeking thereby to contribute for the understanding of the proposals for resolution and to encourage the participation of shareholders in the events of the annual corporate agenda of the Company.

Copel s 180ª Extraordinary Shareholders Meeting (ESM) was called for October 14th 2010, at 2:30 pm, at the Company's headquarters at Rua Coronel Dulcídio nº 800, in the city of Curitiba.

The matter to be presented in the ESM for resolution of shareholders is described in the Call Notice and in this manual. In item 4.2 of this manual are specified the types of shares granting the right to vote on the item of the agenda. Given the current number of Company shareholders, this manual seeks to encourage and enable participation in the Shareholders Meetings.

The CEO will attend the Shareholders Meeting and will be able to provide further clarification required on any matter included in the ESM s agenda.

Your participation is very important, considering that will be dealt in the meeting issues relevant to the Company.

Sincerely,

Ronald Thadeu Ravedutti
Copel s CEO and
Executive Secretary of the Board of Directors

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2. Guidance for Participation in the Extraordinary Shareholders Meeting

Copel s shareholders may take part in the Shareholders Meeting by attending it at the Company s headquarters and voting, or by appointing a proxy to represent them, as described below.

2.1. Attending Shareholder

The shareholder wishing to take part in the Shareholders Meeting shall arrive a few minutes before the time indicated in the Call Notice and bear the following documents:

Identity card (RG), or Alien s Identity Card (RNE), or Brazilian Driver s License (CNH), or an accreditation card issued by an official professional organization.

Proof as Company shareholder issued by a depositary financial institution or a custodian agent or through the shareholding position issued by Copel.

2.2. Shareholder Represented by Proxy

The shareholder who is not able to attend the meeting and wishes to take part in the ESM may appoint a proxy with powers to represent him/her.

Pursuant Article 126, paragraph 1, of the Brazilian Corporation Law 6,404/1976, the proxy shall be a shareholder, lawyer or manager of the Company or of a financial institution/investment fund. The proxy shall have been appointed not more than one year before the date of the ESM.

The documents required are the following:

  Power of attorney with special powers for representation at Copel s Shareholders Meeting, bearing a notarized signature of the grantee (shareholder);

  Bylaws or Articles of Incorporation and instrument of election/appointment of the managers in the event the grantee is a legal entity; and

  Proof of ownership of the shares issued by the Company, conferred by the depositary financial institution and/or custodian.

Note: the documents mentioned in the first and second items above shall be forwarded to Copel s headquarters, Diretoria de Finanças, Relações com Investidores e de Controle de Participações, at Rua Coronel Dulcício nº 800 3rd floor, preferably 48 hours prior to the Meeting.

Should there be any doubt concerning the ESM procedures and deadlines, please contact the Shareholders and Custody Department (Departamento de Acionistas e Custódia) at the telephone number (55 41) 3331-4269 or through the e-mail address acionistas@copel.com

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3. Call Notice

EXTRAORDINARY SHAREHOLDERS MEETING
CALL NOTICE

The Shareholders of Companhia Paranaense de Energia - COPEL are hereby invited to attend an Extraordinary Shareholders Meeting at the Company s headquarters at Rua Coronel Dulcídio nº 800, in the city of Curitiba, state of Paraná on October 14th at 2:30 pm, to deliberate on the following agenda:

1. Replacement of Company s Fiscal Council Member.

Notes:
a) The documents related to the agenda of the Extraordinary Shareholders Meeting, including the Shareholders Meeting Participation Manual, are available to shareholders at the Company s headquarters; and
b) The powers of attorney for the Shareholders Meeting should be delivered to Copel s headquarters at the Shareholders Department of the Financial and Investor Relations Area at Rua Coronel Dulcídio, 800, 3º floor, Curitiba, not later than 48 hours prior to the Meeting.

Curitiba, September 3rd, 2010

LÉO DE ALMEIDA NEVES
Chairman of the Board of Directors

Publication

This Call Notice was published, pursuant to the Brazilian Corporation Law, in the Official Gazette of the State of Paraná and in the newspapers Gazeta do Povo and Diário Comércio, Indústria & Serviços de São Paulo, on September 13th, 14th and 15th 2010 editions, being also available on the Company s website (www.copel.com/ir).

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4. Information on the matters to be examined and discussed at the Extraordinary Shareholders Meeting (ESM)

Below, the Company s Management presents some clarifications related to each item for resolution at the ESM for the exercise of a conscious vote.

4.1. Replacement of Company s Fiscal Council Member:

Copel s Fiscal Council operates on a permanent basis and its main duties are overseeing the managers acts, examining and giving an opinion on the Financial Statements and reporting its conclusions to the Company s shareholders.

Pursuant to Article 31 of the Company s Bylaws, the shareholders elect the members of the Fiscal Council for a unified term of office of one year, which, in this case, expires at the Ordinary General Meeting (OGM) of April 2011.

According to Brazilian Corporation Law 6,404/1976, specifically under the terms of item III on article 132, Copel s Fiscal Council comprises five sitting members and an equal number of alternate members, with reelection authorized.

The Major Shareholder, in the exercise of it s legal right, indicates for replacement of Mr. Wilson Portes, a Member appointed by the first and elected in the 55th OGM held on April 27th 2010, the name of Mr. Ney Amilton Caldas Ferreira, keeping the alternate in office.

Annex: item 12.6 to 12.10 of CVM s Reference Form

According to Brazilian Corporation Law 6,404/1976 in order to taking office, all members of the Fiscal Council shall sign a statement validating the information that they are not impeded by any crimes provided for by law from performing business activities, and they shall also execute the Investiture Instrument and the Instruments of Adhesion to the Policies for Disclosure of Material Information and Maintenance of Confidentiality and for Trading of Securities issued by Copel itself, set forth by CVM Instruction 358/2002, through which they undertake to comply with the rules therein.

4.2. Voting right

In this item of the agenda only holders of common shares are entitled to vote.

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COMPANHIA PARANAENSE DE ENERGIA
CNPJ: 76.483.817/0001-20
Code CVM: 1431-1
MANUAL FOR PARTICIPATION IN THE GENERAL ANNUAL MEETING 180TH EXTRAORDINARY GENERAL MEETING ANNEX I

12.6. For each of the Director, Alternate Director and Executive Offcer of the Issuer, state in table below:
Fiscal Council Composition
Name	Age	Ocupation	CPF/ National identification Number	Current Position	Election date	Inauguration date	Term of office	Other positions held in the Issuer	Nominated by the Issuer
Ney Amilton Caldas Ferreira	56	Business Administrator	213.894.469-72	Fiscal Council Member	14/10/2010	14/10/2010	2010/2011	None	Yes

12.7. Provide the information specified in item 12.6 in respect of members of statutory committees, as well as audit committees, risk and financial compensation, even if such committees or structures are not statutory:

Not applied

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12.8. For each of the Directors and Fiscal Council Members, provide:

a. Curriculum

NEY AMILTON DE CALDAS FERREIRA
DATE OF BIRTH: 26/08/1954
CURRENT POSITION:
Chief Secretary of State Govern s Civil House

MAIN ACTIVITIES

Former Chairman of Guarapuava s Knights Order; Trainee at Caixa Econômica Federal in Curitiba; Scribe at MADEBRÁS S.A. Madeireiros Exportadores in Curitiba; Bonded Warehouse Manager of Paraná in Curitiba and Paranaguá; Planning State Secretary for the National Institute of Social Security; Executive Secretary of Guarapuava City, COPASA s Staff Chief, Agent of Social Security in Guarapuava, Vice Mayor of Guarapuava. Over the past seven years he served as Managing Director of the Agricultural Development Company of Paraná CODAPAR.

EDUCATION
Bachelor in Business Administration and Foreign Trade from Faculdades Positivo, in Curitiba, Paraná. Post-Graduate in Management from Universidade Católica do Paraná, in Curitiba, Paraná.

b. Description of any of the following events that might had occurred during last 5 years:

i. Any crimminal condemnation

R.: None.

ii. Any condemnation in CVM s administrative process and penalties applied

R.: None.

iii. Any condemnation passed into adjudged, in the judicial or the administrative, that had discontinued the Member from his/her occupation or disqualified him/her for any professional or commercial activities

R.: None.

12.9. Inform the existence of marital relationship, marriage or stable relationship up to the second degree between:

a. Directors of the Issuer:

     R.: None.

b. (i) Directors of the Issuer and (ii) Directors of direct or indirect controlled companies from the Issuer:

     R.: None.

c. (i) Director of the Issuer or direct or indirect controlled companies and (ii) direct or indirect executive personnel from the Issuer:

     R.: None.

d. (i) Executive personnel from the issuer and (ii) Managers of the direct and indirect controlled companies from the Issuer:

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COMPANHIA PARANAENSE DE ENERGIA
CNPJ: 76.483.817/0001-20
Code CVM: 1431-1
MANUAL FOR PARTICIPATION IN THE GENERAL ANNUAL MEETING 180TH EXTRAORDINARY GENERAL MEETING ANNEX I

R.: None.

12.10. Report on reporting relationships, service delivery or control maintained in the past 3 fiscal years, between the Issuer and administrators and:

a. Controlled company, directly or indirectly, by the Issuer:

     R.: None.

b. Direct or indirect controller of the Issuer:

     R.: None.

c. whenever relevant, supplier, customer, debtor or creditor of the Issuer, its subsidiary or controlling or controlled in some of these people

d. R.: None.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 10, 2010

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Ronald Thadeu Ravedutti
Ronald Thadeu Ravedutti CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.